UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Command Center, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

200497204
(CUSIP Number of Class of Securities)

Richard K. Coleman, Jr.

3609 S. Wadsworth Blvd., Suite 250

Lakewood, Colorado 80235

(866) 464-5844

With a copy to:

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2289

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,000,000	$1,090.80

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $9,000,000 in value of shares of the common stock, par value $0.001 per share, of Command Center, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Command Center, Inc., a Washington corporation (“Command Center” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 1,500,000 shares of its common stock, par value $0.001 per share (the “Shares”), at a price of $6.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 17, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which will be filed by amendment (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Important Notice

The Offer has not commenced and will not commence until the Company files an amended Schedule TO (including an amended Offer to Purchase and related Letter of Transmittal) that includes all required information. The terms and conditions of the Offer are subject to change prior to or during the Offer. You should read the completed Schedule TO and the related Offer to Purchase when these become available because they will contain important information about the Offer. The Schedule TO and other filed documents can be obtained without charge at the SEC’s website at www.sec.gov.

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ITEM 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information

(a) The name of the issuer is Command Center, Inc. The address of the Company’s principal executive offices is 3609 S. Wadsworth Blvd., Suite 250, Lakewood, Colorado 80235. The Company’s telephone number is (866) 464-5844.

(b) This Schedule TO relates to the Shares of Command Center. As of May 17, 2019, we had 4,629,331 issued and outstanding Shares. Following the closing of the Merger (as defined in the Offer to Purchase), we will have 14,466,659 Shares issued and outstanding. If the Merger is consummated and the Offer is fully subscribed at the Purchase Price, the Offer will result in the repurchase by the Company of 1,500,000 Shares, which would represent approximately 10.4% of our issued and outstanding Shares. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person

(a) Command Center is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference. The business address and business telephone number of each director and named executive officer of the Company is 3609 S. Wadsworth Blvd., Suite 250, Lakewood, Colorado 80235, (866) 464-5844.

ITEM 4.	Terms of the Transaction

(a)(1)(i-iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 9 (“Source and Amount of Funds”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v-xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 1 (“Number of Shares; Priority of Purchase; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

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(a)(2)(i-vii) Not applicable.

(b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) (1-10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 7 (“Conditions of the Offer”), Section 8 (“Price Range of Shares; Dividends”), Section 10 (“Certain Information Concerning the Company, Certain Financial Information”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

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ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 16 (“Fees and Expenses; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a)(1) The information set forth in Section 10 (“Certain Information Concerning the Company, Certain Financial Information”) of the Offer to Purchase, is incorporated herein by reference.

(a)(2) The information set forth in Section 10 (“Certain Information Concerning the Company, Certain Financial Information”) of the Offer to Purchase, is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) The book value per share of the Company’s Shares as of December 28, 2018 was $4.04 per share.

(b)(1) The information set forth in Section 10 (“Certain Information Concerning the Company, Certain Financial Information”) of the Offer to Purchase, is incorporated herein by reference.

(b)(2) The information set forth in Section 10 (“Certain Information Concerning the Company, Certain Financial Information”) of the Offer to Purchase, is incorporated herein by reference.

(b)(3) The information set forth in Section 10 (“Certain Information Concerning the Company, Certain Financial Information”) of the Offer to Purchase, is incorporated herein by reference.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase, a copy of which is filed as Exhibit (a)(l)(A) hereto, as may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

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ITEM 12.	Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 17, 2019.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).**
(a)(1)(C)	Notice of Guaranteed Delivery.**
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. **
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees. **
(a)(1)(F)	Press Release regarding the Offer and other matters issued by the Company on April 9, 2019 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 9, 2019 and incorporated herein by reference).*
(d)(1)	Command Center, Inc. 2016 Stock Incentive Plan (included as Appendix B to the Company’s Definitive proxy statement filed with the SEC on Schedule 14A on October 11, 2016, and incorporated herein by reference).*
(d)(2)	Executive Employment Agreement, dated as of July 1, 2018, by and between the Company and Brendan Simaytis (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2018).*
(d)(3)	Employment Agreement between the Company and Richard K. Coleman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2018).*
(d)(4)	Amended and Restated Employment Agreement, by and between the Company and Richard K. Coleman, effective March 31, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2019).*
(d)(5)	Executive Employment Agreement, dated as of July 1, 2018, by and between the Company and Cory Smith (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2018).*
(d)(6)	Executive Severance Agreement and Release of Claims, by and between Company and Colette Pieper, dated July 20, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 4, 2017).*
(d)(7)	Executive Severance Agreement and Release of Claims, by and between the Company and Frederick Sandford, dated March 28, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).*

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(d)(8)	Executive Severance Agreement and Release of Claims, by and between the Company and Ronald L. Junck, dated May 25, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2018).*
(d)(9)	Consulting and Nondisclosure Agreement, by and between the Company and Ronald L. Junck, dated June 1, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2018).*
(d)(10)	Settlement Agreement, by and among the Company, Ephraim Fields, and the other parties listed on Exhibit A thereto, dated April 16, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2018).*
(d)(11)	Agreement and Plan of Merger, dated April 8, 2019, by and among Command Center, Inc., CCNI One, Inc., Command Florida, LLC, Hire Quest Holdings, LLC and Richard Hermanns as Member Representative (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2019).*
(d)(12)	Form of Shareholder Voting Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2019).*

_________________

*	Previously filed.
**	To be filed by amendment.
ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Brendan Simaytis
	Name:	Brendan Simaytis
	Title:	Executive Vice President, General Counsel, and Secretary

Date: May 17, 2019

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